SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17
                              OR 15D-17 THEREUNDER


                               PRIME RETAIL, INC.
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                 (Exact name of issuer as specified in charter)

                              100 EAST PRATT STREET
                                NINETEENTH FLOOR
                            BALTIMORE, MARYLAND 21202
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                    (Address of principal executive offices)

           Issuer's telephone number, including area code 410-234-0782
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                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase of decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:  Common Stock

2.  Number of shares before the change:  13,404,651

3.  Number of shares outstanding after the change:  15,484,651

4.  Effective date of the change:  February 20, 1997

5.  Method of the change:  Public Stock Offering

Give brief description of transaction: Pursuant to the terms and conditions of a stock offering for 2,080,000 shares of the Company's Common Stock as set forth in a Prospectus dated February 14, 1997, the Company sold 2,080,000 shares of the Company's Common Stock at $12.50 per share.


                        II. CHANGE IN NAME OF THE ISSUER

1.  Name prior to change   ___________________________________________________

2.  Name after change  _______________________________________________________

3.  Effective date of charter amendment changing name   ______________________

4.  Date of shareholder approval of change, if required  _____________________

Date:  February 20, 1997                    /s/ Robert P. Mulreaney
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                                            Robert P. Mulreaney
                                            Executive Vice President,
                                            Chief Financial Officer
                                            and Treasurer